                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             DENBURY RESOURCES INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   247916 20 8
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 10, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 247916 20 8                        SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP INVESTMENTS L.L.C.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [ ]
                                                                        (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                           [ ]

(6)  Citizenship or Place of Organization        EnCap Investments L.L.C. is a
                                                 limited liability company
                                                 organized under the laws of the
                                                 State of Delaware


     Number of        (7)   Sole Voting Power                                0
     Shares Bene-     --------------------------------------------------------
     ficially         (8)   Shared Voting Power                    3,941,960(1)
     Owned by         --------------------------------------------------------
     Each             (9)   Sole Dispositive Power                           0
     Reporting        --------------------------------------------------------
     Person With      (10)  Shared Dispositive Power               3,941,960(1)
                      --------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  3,941,960(2)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

(13) Percent of Class Represented by Amount in Row (11)                 7.5%(3)

(14) Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------

         (1) EnCap Investments L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap III, EnCap III-B, Energy PLC, and BOCP (as defined herein). See Items 2, 5 and 6.

         (2) EnCap Investments L.L.C. disclaims beneficial ownership of the shares owned by EnCap III, EnCap III-B, Energy PLC, and BOCP (as defined herein).

         (3) Based on 52,800,927 shares issued and outstanding as of July 10, 2001, after completion of the Merger (as defined herein).

ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Denbury Resources Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5100 Tennyson Parkway, Suite 3000, Plano, Texas 75024.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c)

      EnCap Investments L.L.C. ("EnCap Investments") is a Delaware limited liability company with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. EnCap Investments is the general partner of EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap III"), and EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership ("EnCap III-B"). EnCap Investments also serves as an investment advisor to Energy Capital Investment Company PLC, a company organized and existing under the laws of England ("Energy PLC") pursuant to an Investment Advisory Agreement dated as of February 4, 1994, and to BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), pursuant to a Management Agreement dated August 21, 1997. The principal business of EnCap Investments is engaging in oil and gas related investments. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy Holding Company ("El Paso Merchant Energy").

      El Paso Merchant Energy is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation.

      El Paso Corporation is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

      (d)-(f)

      See Schedule I

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      EnCap III, EnCap III-B, Energy PLC, and BOCP were the beneficial owners of common stock of Matrix Oil & Gas, Inc. ("Matrix"). Pursuant to an Agreement and Plan of Merger and Reorganization dated June 4, 2001 (the "Merger Agreement"), among the Issuer, Denbury Offshore, Inc. ("Offshore"), a subsidiary of the Issuer, Matrix and the shareholders of Matrix, Matrix was merged with and into Offshore (the "Merger") effective July 10, 2001. In the Merger, the shares of common stock of Matrix held by EnCap III, EnCap III-B, Energy PLC, and BOCP was exchanged for the shares of Common Stock reported herein and cash. All of the shares of Common Stock reported herein as being beneficially owned by the reporting person were acquired in the Merger in exchange for the common stock of Matrix previously owned by EnCap III, EnCap III-B, Energy PLC, and BOCP.

ITEM 4.     PURPOSE OF TRANSACTION.

      The reporting person acquired the securities of the Issuer that are the subject of this statement at the effective time of the Merger. The reporting person acquired the precursor securities in Matrix for investment purposes. Except as set forth herein, the reporting person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) EnCap Investments. EnCap Investments, as the sole general partner of EnCap III, is the beneficial owner of 1,674,507 shares of Common Stock. EnCap Investments, as the sole general partner of EnCap III-B, is the beneficial owner of 1,266,431 shares of Common Stock. EnCap Investments, as an investment advisor to Energy PLC, is the beneficial owner of 591,294 shares of Common Stock. EnCap Investments, as an investment advisor to BOCP, is the beneficial owner of 409,728 shares of Common Stock. EnCap Investments is therefore the beneficial owner of an aggregate of 3,941,960 shares of Common Stock. Based on the 52,800,927 shares of Common Stock outstanding as of July 10, 2001, EnCap Investments may be deemed the beneficial owner of approximately 7.5% of the outstanding shares of Common Stock.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in
Schedule I is the beneficial owner of any shares of Common Stock.

      (b) EnCap Investments. As the general partner of EnCap III, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 1,674,507 shares of Common Stock. As the general partner of EnCap III-B, EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 1,266,431 shares of Common Stock. By virtue of a Management Agreement (as defined in Item 6), EnCap Investments shares the power to vote or direct the vote or dispose or direct the disposition of 409,728 shares of Common Stock owned by BOCP. By virtue of the Investment Agreement (as defined in Item 6), EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of 591,294 shares of Common Stock with Energy PLC.

            El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

            Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in
Schedule I has the power to vote or direct the vote, or dispose or direct the disposition of, any shares of Common Stock.

      (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting person, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

      (d) Except as otherwise described herein, and to the knowledge of the reporting person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the voting or disposition of the shares of Common Stock deemed to be beneficially owned by the reporting person. EnCap Investments (as the general partner of EnCap III and EnCap III-B), is a party to the Agreements of Limited Partnership of EnCap III and EnCap III-B. EnCap Investments is also a party to (i) that certain Investment Advisory Agreement dated February 4, 1994 between EnCap Investments and Energy PLC (the "Investment Agreement") whereby EnCap Investments acts as an investment advisor to Energy PLC, and (ii) that certain Management Agreement dated August 21, 1997 among EnCap Investments, BOCP, and Banc One Capital Partners VIII, Ltd. (the "Management Agreement") whereby EnCap Investments acts as an investment advisor to BOCP.

      In connection with the Merger Agreement, EnCap Investments, EnCap III, EnCap III-B, BOCP, and Energy PLC agreed that they would not transfer shares of Common Stock during the seven day period prior to, and during the 90-day period following, the effective date of any registration statement filed with respect to an offering of Common Stock by the Issuer. In addition, EnCap III, EnCap III-B, BOCP, and Energy PLC agreed that as long as they hold in the aggregate more than 5% of the outstanding Common Stock, that such parties will at the request of the Issuer, or any managing underwriter of an underwritten offering with respect to the Common Stock, enter into an agreement in customary form under which they would refrain from selling any Common Stock held by such parties during a reasonable time prior to, and following the effective date of a registration statement filed by the Issuer with respect to the sale of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4.1   -   Investment Advisory Agreement dated February 4, 1994 between
                  EnCap Investments L.L.C., a Texas limited liability company, and Energy Capital Investment Company PLC, a company organized under the laws of England.

Exhibit 4.2   -   Management Agreement dated August 21, 1997, by and among Banc
                  One Capital Partners VIII, Ltd., an Ohio limited liability company, BOCP Energy Partners, L.P., a Texas limited partnership, and EnCap Investments L.L.C., a Texas limited liability company.

Exhibit 4.3*  -   Agreement and Plan of Merger and Reorganization dated June 4,
                  2001, among Denbury Resources, Inc., Denbury Offshore, Inc.,
                  Matrix Oil & Gas, Inc. ("Matrix") and the shareholders of
                  Matrix. (Exhibit 2 to Current Report on Form 8-K dated June 4,
                  2001, filed by Denbury Resources, Inc.)



* Incorporated by reference as noted.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2001                        ENCAP INVESTMENTS L.L.C.


                                                 By: /s/ D. Martin Phillips
                                                     --------------------------
                                                     D. Martin Phillips,
                                                     Managing Director

SCHEDULE I

                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the managing directors of EnCap Investments, (ii) the directors and executive officers of El Paso Merchant Energy, and (iii) the directors and executive officers of El Paso Corporation are set forth below:

                                                                                  Name, Principal Business Address of
            Name and                Capacity in Which          Principal         Organization in which Principal Occupation
        Business Address                  Serves              Occupation                      is Conducted
        ----------------            -----------------         ----------         ------------------------------------------

(i) EnCap Investments L.L.C.

David B. Miller                         Managing               Managing                 EnCap Investments L.L.C.
3811 Turtle Creek Blvd.                 Director,              Director,                3811 Turtle Creek Blvd.,
Suite 1080                                EnCap            EnCap Investments                   Suite 1080
Dallas, TX  75219                      Investments              L.L.C.                      Dallas, TX 75219
                                         L.L.C.

Gary R. Petersen                        Managing          Managing Director,            EnCap Investments L.L.C.
1100 Louisiana                          Director,          EnCap Investments           1100 Louisiana, Suite 3150
Suite 3150                                EnCap                 L.L.C.                     Houston, TX 77002
Houston, TX 77002                      Investments
                                         L.L.C.

D. Martin Phillips                      Managing          Managing Director,            EnCap Investments L.L.C.
1100 Louisiana                          Director,          EnCap Investments           1100 Louisiana, Suite 3150
Suite 3150                                EnCap                 L.L.C.                     Houston, TX 77002
Houston, TX 77002                      Investments
                                         L.L.C.

Robert L. Zorich                        Managing          Managing Director,            EnCap Investments L.L.C.
1100 Louisiana                          Director,          EnCap Investments           1100 Louisiana, Suite 3150
Suite 3150                                EnCap                 L.L.C.                    Houston, Texas 77002
Dallas, TX 77002                       Investments
                                         L.L.C.

                                                                                            Name, Principal Business Address of
            Name and                Capacity in Which                 Principal         Organization in which Principal Occupation
        Business Address                  Serves                      Occupation                      is Conducted
        ----------------            -----------------                 ----------         ------------------------------------------


(ii) El Paso Merchant Energy Holding Company


Clark C. Smith                    President, Merchant         President, Merchant Energy            El Paso Merchant Energy
1001 Louisiana Street             Energy North America               North America                      Holding Company
Houston, Texas 77002                  and Director                                                   1001 Louisiana Street
                                                                                                     Houston, Texas 77002

John B. Holmes, Jr.                 Chief Operating            Chief Operating Officer,             El Paso Merchant Energy
1001 Louisiana Street              Officer, Merchant             Merchant Energy North                  Holding Company
Houston, Texas 77002              Energy North America                  America                      1001 Louisiana Street
                                                                                                     Houston, Texas 77002

Timothy D. Bourn                   Vice President and          Vice President and Senior            El Paso Merchant Energy
1001 Louisiana Street               Senior Managing           Managing Director, Merchant               Holding Company
Houston, Texas 77002                    Director                 Energy North America                1001 Louisiana Street
                                                                                                     Houston, Texas 77002

Larry M. Kellerman                 Vice President and          Vice President and Senior            El Paso Merchant Energy
1001 Louisiana Street               Senior Managing           Managing Director, Merchant               Holding Company
Houston, Texas 77002                    Director                 Energy North America                1001 Louisiana Street
                                                                                                     Houston, Texas 77002

John L. Harrison                 Senior Vice President         Senior Vice President and            El Paso Merchant Energy
1001 Louisiana Street             and Chief Financial          Chief Financial Officer,                 Holding Company
Houston, Texas 77002                    Officer                  Merchant Energy North               1001 Louisiana Street
                                                                        America                      Houston, Texas 77002

W.C. Mack                        Senior Vice President          Senior Vice President,              El Paso Merchant Energy
1001 Louisiana Street                                            Merchant Energy North                  Holding Company
Houston, Texas 77002                                                    America                      1001 Louisiana Street
                                                                                                     Houston, Texas 77002

Grady M. Blakley                 Senior Vice President      Senior Vice President, Merchant         El Paso Merchant Energy
1001 Louisiana Street                                            Energy North America                   Holding Company
Houston, Texas 77002                                                                                 1001 Louisiana Street
                                                                                                     Houston, Texas 77002

J. Robert Collins, Jr.           Senior Vice President      Senior Vice President, Merchant         El Paso Merchant Energy
1001 Louisiana Street                                            Energy North America                   Holding Company
Houston, Texas 77002                                                                                 1001 Louisiana Street
                                                                                                     Houston, Texas 77002

Ralph Eads                             Director               Executive Vice President of              El Paso Corporation
1001 Louisiana Street                                             El Paso Corporation                 1001 Louisiana Street
Houston, Texas 77002                                                                                  Houston, Texas 77002

                                                                                            Name, Principal Business Address of
            Name and                Capacity in Which          Principal                Organization in which Principal Occupation
        Business Address                  Serves               Occupation                             is Conducted
        ----------------            -----------------          ----------                ------------------------------------------

(iii) El Paso Corporation


William A. Wise                      Chairman of the      Director, Chairman of                 El Paso Corporation
1001 Louisiana Street               Board, President,     the Board, President,                1001 Louisiana Street
Houston, Texas 77002                 Chief Executive       and Chief Executive                  Houston, Texas 77002
                                      Officer, and         Officer of El Paso
                                        Director               Corporation

H. Brent Austin                      Executive Vice           Executive Vice                    El Paso Corporation
1001 Louisiana Street                 President and        President and Chief                 1001 Louisiana Street
Houston, Texas 77002                 Chief Financial     Financial Officer of El                Houston, Texas 77002
                                        Officer              Paso Corporation

Ralph Eads                           Executive Vice           Executive Vice                    El Paso Corporation
1001 Louisiana Street                   President          President of El Paso                1001 Louisiana Street
Houston, Texas 77002                                           Corporation                      Houston, Texas 77002

Joel Richards III                    Executive Vice           Executive Vice                    El Paso Corporation
1001 Louisiana Street                   President            President, Human                  1001 Louisiana Street
Houston, Texas 77002                                          Resources and                     Houston, Texas 77002
                                                           Administration of El
                                                             Paso Corporation

William A. Smith                     Executive Vice           Executive Vice                    El Paso Corporation
1001 Louisiana Street                   President          President, Business                 1001 Louisiana Street
Houston, Texas 77002                                        Development of El                   Houston, Texas 77002
                                                             Paso Corporation

John W. Somerhalder II               Executive Vice         President, Pipeline                 El Paso Corporation
1001 Louisiana Street                 President and          Group of El Paso                  1001 Louisiana Street
Houston, Texas 77002                   President,              Corporation                      Houston, Texas 77002
                                     Pipeline Group

Britton White Jr.                    Executive Vice           Executive Vice                    El Paso Corporation
1001 Louisiana Street                 President and       President and General                1001 Louisiana Street
Houston, Texas 77002                 General Counsel        Counsel of El Paso                  Houston, Texas 77002
                                                               Corporation

Jeffrey I. Beason                      Senior Vice        Senior Vice President                 El Paso Corporation
1001 Louisiana Street                 President and        and Controller of El                1001 Louisiana Street
Houston, Texas 77002                   Controller            Paso Corporation                   Houston, Texas 77002

C. Dana Rice                           Senior Vice        Senior Vice President                 El Paso Corporation
1001 Louisiana Street                 President and        and Treasurer of El                 1001 Louisiana Street
Houston, Texas 77002                    Treasurer            Paso Corporation                   Houston, Texas 77002

Patricia A. Shelton                    President,          President of Western             El Paso Natural Gas Company
1001 Louisiana Street               Western Pipeline        Pipeline Division                  1001 Louisiana Street
Houston, Texas 77002                    Division                                                Houston, Texas 77002

E. J. Holm                           Chief Executive         Chief Executive                El Paso Natural Gas Company
1001 Louisiana Street               Officer, Eastern         Officer, Eastern                  1001 Louisiana Street
Houston, Texas 77002                Pipeline Division       Pipeline Division                   Houston, Texas 77002

John D. Hushon                       Chief Executive         Chief Executive            El Paso Energy International Company
1001 Louisiana Street               Officer, El Paso         Officer, El Paso                  1001 Louisiana Street
Houston, Texas 77002                     Europe                   Europe                        Houston, Texas 77002

Greg G. Jenkins                      President of El       President of El Paso           El Paso Global Networks Company
1001 Louisiana Street                  Paso Global           Global Networks                   1001 Louisiana Street
Houston, Texas 77002                    Networks                 Company                        Houston, Texas 77002
                                         Company

Robert G. Phillips                   President of El       President of El Paso             El Paso Field Services, L.P.
1001 Louisiana Street                  Paso Field          Field Services L.P.                 1001 Louisiana Street
Houston, Texas 77002                 Services, L.P.                                             Houston, Texas 77002

James C. Yardley                       President,          President, Southern              Southern Natural Gas Company
1001 Louisiana Street               Southern Natural       Natural Gas Company                 1001 Louisiana Street
Houston, Texas 77002                   Gas Company                                              Houston, Texas 77002

John B. Holmes, Jr.                  Chief Operating         Chief Operating              El Paso Merchant Energy Holding
1001 Louisiana Street               Officer, Merchant      Officer of Merchant                        Company
Houston, Texas 77002                  Energy Group             Energy Group                    1001 Louisiana Street
                                                                                                Houston, Texas 77002

Stephen C. Beasley                     President,          President, Tennessee            Tennessee Gas Pipeline Company
1001 Louisiana Street                 Tennessee Gas        Gas Pipeline Company                1001 Louisiana Street
Houston, Texas 77002                Pipeline Company                                            Houston, Texas 77002

James J. Cleary                      President, ANR          President of ANR                   ANR Pipeline Company
1001 Louisiana Street               Pipeline Company         Pipeline Company                  1001 Louisiana Street
Houston, Texas 77002                                                                            Houston, Texas 77002

Byron Kelly                        President, El Paso       President, El Paso          El Paso Energy International Company
1001 Louisiana Street                    Energy            Energy International                1001 Louisiana Street
Houston, Texas 77002                  International              Company                        Houston, Texas 77002

Tom Wade                               President,          President, Merchant         Coastal States Crude Gathering Company
1001 Louisiana Street                Merchant Energy         Energy Petroleum                  1001 Louisiana Street
Houston, Texas 77002                    Petroleum                Markets                        Houston, Texas 77002
                                         Markets

Rod Erskine                        President, El Paso      President of El Paso              El Paso Production Company
1001 Louisiana Street                  Production           Production Company                 1001 Louisiana Street
Houston, Texas 77002                                                                            Houston, Texas 77002

Byron Allumbaugh                        Director            Retired Chairman,                 610 Newport Center Drive
610 Newport Center Drive,                                     Ralphs Grocery                         Suite 210
Suite 210                                                        Company                      Newport Beach, CA 92660
Newport Beach, CA 92660

David A. Arledge                      Non-Executive         Non-Executive Vice                  El Paso Corporation
1001 Louisiana Street               Vice Chairman of      Chairman of the Board                1001 Louisiana Street
Houston, Texas 77002                    the Board         of El Paso Corporation                Houston, Texas 77002

John M. Bissell                         Director          Chairman of the Board                     Bissell Inc.
2345 Walker Ave., N.W.                                       of Bissell Inc.                   2345 Walker Ave., N.W.
Grand Rapids, MI 49501                                                                         Grand Rapids, MI 49501

Juan Carlos Braniff                     Director              Vice Chairman,                Universidad 1200, Col. XOCO
Universidad 1200, Col.                                       Grupo Financiero                  Mexico, D.F.C.P. 03339
XOCO                                                             Bancomer
Mexico, D.F.C.P. 03339

James F. Gibbons                        Director          Professor at Stanford                 Stanford University
Stanford University                                        University School of         Paul G. Allen Center for Integrated
Paul G. Allen Center for                                       Engineering                            Systems
Integrated Systems                                                                           Room 201 (Mail Stop 4075)
Room 201 (Mail Stop 4075)                                                                        Stanford, CA 94305
Stanford, CA 94305

Anthony W. Hall, Jr.                    Director          City Attorney, City of             Attorney, City of Houston
P.O. Box 1562                                                    Houston                           P.O. Box 1562
Houston, Texas 77025                                                                            Houston, Texas 77251

Ronald L. Kuehn, Jr.                    Director           Business Consultant                  El Paso Corporation
1001 Louisiana Street                                                                          1001 Louisiana Street
Houston, Texas 77002                                                                            Houston, Texas 77002

J. Carleton MacNeil Jr.                 Director          Securities Consultant         7020 Port Washington Road, Suite 200
7020 Port Washington Road,                                                                      Milwaukee, WI 53217
Suite 200
Milwaukee, WI 53217

Thomas R. McDade                        Director             Senior Partner,               McDade, Fogler, Marnes, L.L.P.
Two Houston Center                                           McDade, Fogler,                     Two Houston Center
909 Fannin, Suite 1200                                        Marnes, L.L.P.                   909 Fannin, Suite 1200
Houston, Texas 77010                                                                            Houston, Texas 77010

Malcolm Wallop                          Director            Chairman, Western                  Western Strategy Group
Western Strategy Group                                        Strategy Group                     1100 Wilson Blvd.,
1100 Wilson Blvd.,                                                                                   Suite 1400
Suite 1400                                                                                      Arlington, VA 22209
Arlington, VA 22209

Joe B. Wyatt                            Director           Chancellor Emeritus,                Vanderbilt University
Vanderbilt University                                     Vanderbilt University                  211 Kirkland Mall
211 Kirkland Mall                                                                               Nashville, TN 37240
Nashville, TN 37240

(d) Neither EnCap III, EnCap III-B, Energy PLC, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting person, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap III, EnCap III-B, Energy PLC, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the reporting person, each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of (i) Energy PLC which was formed under the laws of the United Kingdom, and (ii) Juan Carlos Braniff who is a citizen of Mexico.

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                 DESCRIPTION
  ------                                 -----------

Exhibit 4.1   -   Investment Advisory Agreement dated February 4, 1994 between
                  EnCap Investments L.L.C., a Texas limited liability company, and Energy Capital Investment Company PLC, a company organized under the laws of England.

Exhibit 4.2   -   Management Agreement dated August 21, 1997, by and among Banc
                  One Capital Partners VIII, Ltd., an Ohio limited liability company, BOCP Energy Partners, L.P., a Texas limited
                  partnership, and EnCap Investments L.L.C., a Texas limited liability company.

Exhibit 4.3*  -   Agreement and Plan of Merger and Reorganization dated June 4,
                  2001, among Denbury Resources, Inc., Denbury Offshore, Inc.,
                  Matrix Oil & Gas, Inc. ("Matrix") and the shareholders of
                  Matrix. (Exhibit 2 to Current Report on Form 8-K dated June 4,
                  2001, filed by Denbury Resources, Inc.)


* Incorporated by reference as noted.